SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 30, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

Brasil Telecom Participações S.A. Clarifies
Bovespa’s Inquiry

In response to the request, subject of the letter dated March 30, 2005, reproduced below:

“Considering the terms of the summons notice of Ordinary and Extraordinary General Shareholders’ Meeting of April 29, 2005, please inform whether any complementary returns will be proposed, i.e. dividends, interest on shareholders’ equity or other capital remuneration, or whether the previously approved dividend distribution will be ratified at this Meeting. Should this be the case, please inform the gross amount in R$ per a thousand common and preferred shares.”

Brasil Telecom Participações S.A. (“Company”) hereby informs that, at the Ordinary General Shareholders’ Meeting of 4/29/2005, the Company will submit to approval the distribution of dividends and interest on shareholders’ equity for the fiscal year of 2004 in the total amount of R$ 286,760,938.19 (two hundred eighty-six million, seven hundred sixty thousand, nine hundred thirty-eight reais and nineteen centavos), of which R$ 206,975,000.00 (Two hundred six million, nine hundred seventy-five thousand reais) relate to interest on shareholders’ equity net of income tax, booked during 2004. The Company will be submitting the dividend distribution in the amount of R$ 43,260,938.19 (Forty three million, two hundred and sixty thousand, nine hundred thirty-eight reais and nineteen centavos), which corresponds to R$ 0.1206523 per one thousand common shares and preferred shares.

Shareholder Returns – 2004

PAYMENT	RECORDED ON THE COMPANY BOOKS ON	“EX-JSCP” DATE	GROSS AMOUNT (R$)	GROSS AMOUNT PER 1000 SHARES (R$)	NET AMOUNT PER 1000 SHARES (R$)
Interest on Equity	01/30/2004	02/12/2004	75,000,000.00	0.211136121	0.179465703
Interest on Equity	12/31/2004	01/04/2005	168,500,000.00	0.469937078	0.399446516
Proposed Dividend	12/31/2004	To follow	43,260,938.19	0.120652338	0.120652338

The Company informs that the proposed dividend was determined based on the net income for 2004 and profit reverses recognized in 1996, in the following proportions:

Dividend Breakdown

Fiscal Year	R$	R$ / thousand shares	%
1996	31,906,602.25	0.088985729	73.753837953924
2004	11,354,335.94	0.031666608	26.246162046076
Total	43,260,938.19	0.120652338	100.00000000000

The Company clarifies that eventual changes in dividends per thousand shares may have effect as prescribed by Article 16 of Comissão de Valores Mobiliários’ Instruction 10, dated February 14th, 1980, considering that, in a meeting held on 9/13/2004, the Board of Directors of the Company approved a share buyback program, effective until 9/14/2005.

The Company remains at your disposal for any further clarification that may be deemed necessary.

Brasília, Brazil, March 30, 2005.

Paulo Pedrão Rio Branco
Investor Relations Officer
Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer